Exhibit 8.1

Uxin Limited
List of Significant Subsidiaries

Subsidiaries	Place of Incorporation
Uxin Used Car Limited	Cayman Islands
Xin Limited	Cayman Islands
New Car Group Limited	British Virgin Islands
UcarBuy Holding Company	British Virgin Islands
UcarShow HK Limited	Hong Kong
Xin HK Limited	Hong Kong
UcarBuy HK Limited	Hong Kong
Youtang (Shaanxi) Information Technology Co., Ltd.	PRC
Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	PRC
Youxin (Ningbo) Information Technology Co., Ltd.	PRC
Hefei Youquan Information Technology Co., Ltd.	PRC
Youxin (Shaanxi) Information Technology Group Co., Ltd.	PRC
Youfang (Beijing) Information Technology Co., Ltd.	PRC
Hefei Youxin Automobile Maintenance Co., Ltd.	PRC
Hefei Youxi Used Car Market Management Co., Ltd.	PRC
Youcheng (Shaanxi) Vehicle Maintenance Co., Ltd.	PRC
Youxin (Anhui) Industrial Investment Co., Ltd.	PRC
Xi’an Yousheng Automobile Sales Service Co., Ltd.	PRC
Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd.	PRC